For Immediate Release

                  P&O Princess Cruises plc

                       25 October 2002

               Welcomes Carnival DLC proposal

  Withdraws recommendation of Royal Caribbean DLC proposal

          Amicable arrangements for termination of existing agreements with Royal Caribbean


The Board of P&O Princess Cruises plc ("P&O Princess") welcomes the announcement today from Carnival Corporation ("Carnival") of its commitment to make an offer of a dual listed company ("DLC") combination with P&O Princess. This offer is subject to the Takeover Code and is dependent upon satisfaction of certain pre-conditions. This proposal from Carnival comes after two weeks of productive negotiations, which were initiated by P&O Princess after FTC approval was received.

Carnival DLC Proposal

Full details of the Carnival DLC proposal are included in Carnival's announcement. A copy of that announcement will be sent to P&O Princess shareholders shortly and will be placed on the Carnival website (www.carnivalcorp.com) in due course. In summary, the Carnival proposal provides for:

* The formation of a DLC in which each P&O Princess share would be equivalent to 0.3004 Carnival shares, the same ratio as in Carnival's existing share exchange offer (the "Existing Share Exchange Offer") which was announced on 7 February 2002.

* A partial share offer that would enable P&O Princess shareholders to exchange their existing P&O Princess shares for newly issued Carnival shares on the basis of 0.3004 new Carnival shares for each P&O Princess share (the "Partial
  Share  Offer").   The Partial Share Offer  is  limited  in
  aggregate to a maximum of 20 per cent. of P&O Princess' issued share capital and will provide for pro ration if acceptances exceed this limit.

* A DLC structure in which the boards of Carnival and P&O Princess would be identical, with the combined companies managed by a unified executive management team. The DLC agreements between the two companies would align their economic interests and enable them to operate as a single economic enterprise.

* The expected continuation of the existing primary listings of Carnival on the NYSE and P&O Princess on the London Stock Exchange and the existing index participation of Carnival in the S&P 500 and of P&O Princess in the FTSE 100, subject to the normal approvals.

* Depending on the extent to which the Partial Share Offer is accepted, between 21 per cent. and 26 per cent. of the economic and voting interest in the combined entity would be represented by the P&O Princess shares listed on the London Stock Exchange. Based on yesterday's closing price this would translate into an aggregate market capitalisation of between GBP2.6 billion and GBP3.2 billion.

If Carnival's DLC offer is accepted and approved by the Board and shareholders of P&O Princess, completion of Carnival's DLC proposal would be expected to occur during the first quarter of 2003.

Carnival's offer is subject to a number of pre-conditions which are within the control of P&O Princess and its shareholders. These are:

* the P&O Princess board withdrawing its recommendation of the Royal Caribbean DLC proposal within 48 hours after
  Carnival's   announcement   and   not   reinstating   that
  recommendation;
*    the Royal Caribbean DLC being abandoned;
* the joint venture between P&O Princess and Royal Caribbean being terminated as described in Carnival's announcement; and
* P&O Princess accepting, and its Board approving and recommending, the Carnival DLC offer.

If  these  preconditions are not satisfied or waived  by  10
January 2003 then the DLC offer would not be made and Carnival would be obliged to proceed with its Existing Share
Exchange Offer.

In addition, Carnival will be permitted to withdraw its DLC offer prior to 10 January, 2003 in certain limited circumstances, including if: (i) the Board announces that it is not going to recommend Carnival's DLC proposal; (ii) the Board recommends a competing offer; or (iii) a third party makes an offer subject to the Takeover Code, or otherwise legally binding, which Carnival reasonably determines is likely to be more attractive to P&O Princess shareholders than its DLC offer. In these circumstances, if it chooses to withdraw its DLC offer, Carnival would be obliged to proceed with its Existing Share Exchange Offer.

Assuming the pre-conditions are satisfied or waived and Carnival's DLC offer is made and accepted by P&O Princess, Carnival will not be obliged to, and will not, proceed with the Existing Share Exchange Offer. In particular, if P&O Princess' shareholders do not approve Carnival's DLC offer at the Extraordinary General Meeting held for that purpose, the Existing Share Exchange Offer would not be re-instated.



P&O Princess' welcomes Carnival's proposal

The Board welcomes Carnival's DLC proposal because:

* by offering a DLC, Carnival have committed to a takeover structure that allows those P&O Princess shareholders who are unable or unwilling to hold US-listed shares to retain their interest in the combination. This avoids the prospect of these shareholders being forced to sell for cash at a time not of their choosing and when it might not be in their best interests to do so; and

*     by  offering  a  partial  share  exchange  alternative
  Carnival have also sought to accommodate those P&O Princess shareholders who would prefer to hold their interest in the combination in the form of US-listed shares.

The Board believes that a DLC combination with Carnival would be an attractive opportunity for P&O Princess shareholders. The structure would allow all shareholders to retain their exposure to the cruise industry and its significant growth potential in North America, Europe and the rest of the world. Combining Carnival and P&O Princess would create the leading company in the industry, with a wide portfolio of complementary brands, including some of the best known and respected cruise brands in the world. Furthermore, the Board believes that significant synergies would be realised by the combination.

The Board notes that the Carnival DLC would be structured in broadly the same way as the proposed DLC combination with Royal Caribbean, although the UK-listed company would be smaller relative to the size of the US-listed company. In addition, shareholders should note other differences between the two proposals, relating mainly to certain circumstances in which the DLC structure could be unwound without a majority vote of the shareholders of the UK-listed company, as detailed in Carnival's announcement. However, the Board is satisfied that this could occur only in exceptional circumstances and further has been assured by Carnival that it is committed to maintaining the DLC structure.

Board Recommendation

To  date the Board has been recommending the Royal Caribbean
DLC  proposal.   The Board believes that a  DLC  combination
with either Carnival or Royal Caribbean has the potential to accelerate the creation of value for shareholders.

Having considered the terms of the two DLC proposals, the Board has determined that a DLC combination with Carnival would be financially superior for P&O Princess' shareholders compared with the DLC combination with Royal Caribbean.

Since its previous announcement on 4 October 2002 P&O Princess has negotiated the detailed agreements that would implement Carnival's DLC proposal. The pre-conditions that Carnival has attached to its DLC proposal are within the control of P&O Princess and its shareholders. The other limited circumstances in which Carnival can elect not to proceed with its DLC proposal are situations that are likely to benefit P&O Princess shareholders. Based on the foregoing, the Board is satisfied that Carnival is committed to the DLC offer.

Accordingly, the Board has withdrawn its recommendation of the Royal Caribbean proposal and has so advised Royal
Caribbean.

Prior to the 10 January 2003 deadline, the Board will review the Carnival DLC proposal and determine whether, in view of the circumstances at the time, P&O Princess should accept, and the Board should approve and recommend, Carnival's DLC offer.

Termination agreement with Royal Caribbean

P&O  Princess  has  today  signed an  agreement  with  Royal
Caribbean, the main points of which are as follows:

* the Southern European joint venture agreement will terminate on 1 January 2003 as long as no change of control of either P&O Princess or Royal Caribbean has occurred prior to that date. Accordingly, the benchmark provisions are no longer relevant;
* P&O Princess and Royal Caribbean have given each other mutual releases from any liability relating to the joint venture agreement, with these releases being effective immediately. They will remain in effect unless a change of control occurs or is approved by the Board or the shareholders of P&O Princess before 1 January 2003;
* the implementation agreement relating to the DLC Combination between P&O Princess and Royal Caribbean has been terminated and both parties have given each other mutual releases from any liability relating to that agreement; and
* in light of the Board's withdrawal of its recommendation of the Royal Caribbean DLC proposal, P&O Princess has paid the $62.5 million break fee to Royal Caribbean as contemplated by the implementation agreement.

A  copy  of the new agreement with Royal Caribbean  will  be
available        on       P&O       Princess'        website
(www.poprincesscruises.com) in due course.

Peter Ratcliffe, Chief Executive Officer of P&O Princess said:

"Following our constructive negotiations over the past two weeks, we are pleased that Carnival has put forward a committed DLC offer that would allow all of our shareholders to retain an ongoing interest in a combination of Carnival and P&O Princess. This is important to us given the growth potential of the cruise industry and the exciting prospects for a combined Carnival and P&O Princess group.

"Our Board has determined that the DLC proposed by Carnival would be financially superior to the DLC with Royal Caribbean. With Carnival now committed to make their DLC offer, the Board has decided to withdraw its recommendation of the Royal Caribbean proposal.

"We are also pleased to have been able to put in place arrangements for terminating our agreements with Royal
Caribbean on an amicable basis."


ENQUIRIES

P&O Princess Cruises plc                  +44 (0) 20 7805
                                          1200
Caroline Keppel-Palmer                    +44 (0) 7730
                                          732015

Schroder Salomon Smith Barney             +44 (0) 20 7986
                                          4000
Robert Swannell
Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd   +44 (0) 20 7888
                                          8888
Tom Reid (Corporate Broking)

Brunswick (London)                        +44 (0) 20 7404
                                          5959
John Sunnucks
Sophie Fitton
Brunswick (New York)                      +1 212 333 3810
Steve Lipin
Lauren Teggelaar

Website  www.poprincesscruises.com


Analyst conference call
We are holding a conference call for UK and European analysts and investors at 09.30 BST and one for US analysts and investors at 14.30 BST/09.30 EST. An archive recording of this call will be available on our website at www.poprincesscruises.com once the call has finished. Below are details of the dial in numbers:

09.30 BST Dial in number:          +44 20 7365 3732
          Replay number       +44 20 8797 2499 (pin 114467#)

14.30 BST/     Dial in number           +44 20 7365 3732
09.30 EST                     1 800 257 1927
          Replay number       +44 20 8797 2499 (pin 113786#)
                              1 800 405 2236 (pin 505404#)




P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names:
Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in
Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and one river boat on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") and Credit Suisse First Boston (Europe) Limited are acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to herein.

Certain statements contained in this announcement are ''forward-looking statements'' that involve risks, uncertainties and assumptions with respect to P&O Princess, Royal Caribbean and Carnival and their respective subsidiaries, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like ''will'', ''may'', ''believes'', ''expects'', ''anticipates'', ''plans'' and ''estimates'' and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess', Royal Caribbean's and Carnival's actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, regulatory and shareholder approvals, achievement of planned synergies, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which each company operates, capital expenditures, and factors impacting each of P&O Princess', Royal Caribbean's and Carnival's international operations. In addition, the paragraph entitled ''Risk Factors'' in Section 5 of the circular to P&O Princess shareholders dated 27 December 2002 and each of P&O Princess' and Royal Caribbean's Annual Reports on Form 20-F and Carnival's Annual Report on Form 10-K filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company's forward-looking statements and/or adversely affect their respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

"Schroder"  is a trademark of Schroder Holdings PLC  and  is
used   under   licence  by  Salomon  Brothers  International
Limited.